Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-187373

March 20, 2013

The Hanover Insurance Group, Inc.

Pricing Term Sheet

$175,000,000 6.35% Subordinated Debentures due 2053

Issuer:	The Hanover Insurance Group, Inc.

Expected Security Ratings*:	Ba1 (Moody’s) / BB (S&P) / bb+ (A.M. Best)

Principal Amount:	$175,000,000

Security Type:	Subordinated Debentures

Trade Date:	March 20, 2013

Settlement Date (T+5):	March 27, 2013, which is the fifth business day following the initial sale of the debentures.

Maturity Date:	March 30, 2053

Coupon:	6.35%

Issue Price:	$25 per $25 principal amount of debentures

Underwriting Discount:	$0.7875 per $25 principal amount of debentures

Proceeds (after underwriting discount and before expenses):	$169,487,500

Interest Payment Dates:	Quarterly in arrears on March 30, June 30, September 30 and December 30, commencing on June 30, 2013. Interest on the debentures will accrue from March 27, 2013.

Record Dates:	March 15, June 15, September 15 and December 15 of each year.

Optional Redemption:

In whole at any time or in part from time to time on or after March 30, 2018, at a redemption price equal to the principal amount of the debentures being redeemed plus accrued and unpaid interest to, but excluding, the date of redemption; provided that if the debentures are not redeemed in whole, at least $25 million aggregate principal amount of the debentures must remain outstanding after giving effect to such redemption.

In whole, but not in part, at any time prior to March 30, 2018, within 90 days of the occurrence of a “tax event” (as defined in the Preliminary Prospectus Supplement) at a redemption price equal to the principal amount of the debentures being redeemed plus accrued and unpaid interest to, but excluding, the date of redemption.

In whole, but not in part, at any time prior to March 30, 2018, within 90 days of the occurrence of a “rating agency event” (as defined in the Preliminary Prospectus Supplement) at a redemption price equal to the greater of (a) their principal amount or (b) the present value of a payment on March 30, 2018, in an amount equal to their outstanding principal amount and scheduled payments of interest that would have accrued from the redemption date to March 30, 2018 on the debentures being redeemed, discounted to the redemption date on a quarterly basis at a discount rate equal to the treasury rate plus 50 basis points, in each case, plus any accrued and unpaid interest to but excluding the date of redemption.

TS-1

Denominations:	$25 and integral multiples of $25 in excess thereof

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Co-Managers:	J.P. Morgan Securities LLC Barclays Capital Inc. BB&T Capital Markets, a division of BB&T Securities, LLC Goldman, Sachs & Co. Lloyds Securities Inc.

Listing:	Application will be made to list the debentures on the New York Stock Exchange and trading in the debentures is expected to begin within 30 days of the settlement date.

CUSIP:	410867 204

ISIN:	US4108672043

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR at the SEC website at www.sec.gov. Alternatively, the joint book-running managers will arrange to send you the prospectus if you request it by calling or e-mailing Morgan Stanley & Co. LLC, toll-free at 1-866-718-1649 or prospectus@morganstanley.com, Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322 or dg.prospectus_requests@baml.com or Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or cmclientsupport@wellsfargo.com.

This pricing term sheet supplements and updates the information contained in the preliminary prospectus supplement issued by The Hanover Insurance Group, Inc. on March 20, 2013 relating to its prospectus dated March 20, 2013.

TS-2